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                               October 11, 2022

       Joshua B. Goldstein
       General Counsel and Secretary
       Masterworks 108, LLC
       225 Liberty St. 29th Floor
       New York, New York 10281

                                                        Re: Masterworks 108,
LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 16, 2022
                                                            File No. 024-11812

       Dear Joshua B. Goldstein:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

       Amendment No. 1 to Offering Statement on Form 1-A Filed May 16, 2022

       General

   1. We note your response to our prior comment 5 and reissue our comment in part. Please remove the Net Track
Record, Net Annualized Track Record, Deal-Weighted Track
                                                        Record and
Dollar-Weighted Track Record metrics from your filing and your website as the calculations appear
inappropriate and result in the presentation of metrics that are misleading related to
the company's actual returns on specific single entities which have liquidated and sold a
specific painting. Any disclosure related to returns and track record should be limited to
single entities which have liquidated and sold a specific painting and should be presented
separately without any adjustments, weighting, averaging, pro forma assumptions, etc. The
presentation should be of the actual returns for that single entity. In
 Joshua B. Goldstein
Masterworks 108, LLC
October 11, 2022
Page 2
         this regard and based on disclosure within this filing, we note that company appears to have sold three paintings to date (i.e. Masterworks 003, 016 and 032). Lastly, please file an updated Exhibit 13.1 which includes the company's revised landing page reflecting the removal of these inappropriate metrics. Refer to Rule 255(d) of the Securities Act of 1933.
Risk Factors, page 10

2. In light of your new arrangement with Arete RIA, please add a risk factor discussing how this new arrangement may require Masterworks to register as a broker and/or dealer.
         Address the impact of the registration process on your business and operations and the consequences if Masterworks is deemed to be acting as a unregistered broker-dealer.
       Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.



FirstName LastNameJoshua B. Goldstein                         Sincerely,
Comapany NameMasterworks 108, LLC
                                                              Division of
Corporation Finance
October 11, 2022 Page 2                                       Office of Trade &
Services
FirstName LastName